600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

November 8, 2011

Via EDGAR

Timothy S. Levenberg

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             LRR Energy, L.P. Road Show Slides

Dear Mr. Levenberg:

We refer to the letter dated November 1, 2011 (the “Original Letter”) of Andrews Kurth LLP, outside counsel to LRR Energy, L.P., a Delaware limited partnership (“LRR Energy”),  filed with the Securities and Exchange Commission on November 2, 2011 regarding Amendment No. 5 (“Amendment No. 5”) to LRR Energy’s Registration Statement on Form S-1, File No. 333-174017 (the “Registration Statement”).

On page 3 of the Original Letter, LRR Energy informed the staff of the Division of Corporation Finance (the “Staff”) that it would supplementally submit to the Staff updated road show slides that are expected to be used in connection with LRR Energy’s initial public offering.  With this letter, we are providing electronic copies of the draft road show slides that were originally provided to the Staff in hard copy format in connection with the Original Letter.

Please direct any questions you have with respect to the foregoing or with respect to the foregoing to the undersigned at 713-220-4322.

Very truly yours,

/s/ Gislar Donnenberg

cc:	H. Roger Schwall, Securities and Exchange Commission
Sirimal R. Mukerjee, Securities and Exchange Commission

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